

April 11, 2013

Via E-mail
K. Rupert Murdoch
Executive Chairman
New Newscorp LLC
1211 Avenue of the Americas
New York, NY 10036

> **Re: New Newscorp LLC**
> **Amendment No. 2 to Form 10-12B**
> **Filed April 4, 2013**
> **File No. 001-35769**

Dear Mr. Murdoch:

We have reviewed your responses to the comments in our letter dated March 19, 2013 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1

Summary Historical and Unaudited Pro Forma Combined Financial Information, page 17

1. Please revise to disclose pro forma basic and diluted earnings per share giving effect to the distribution and related transactions for the latest fiscal year and subsequent interim period presented in the company's combined financial statements.

Unaudited Pro Forma Combined Financial Statements, page 47

2. Please revise the pro forma balance sheet and pro forma statement of operations to present all adjustments included therein on a gross rather than net basis.

3. Please revise the pro forma statements of operations for the fiscal year ended June 30, 2012 and the six months ended December 31, 2012 to include a separate subtotal column which gives effect only to the CMH acquisition transaction.

Notes to the Unaudited Pro Forma Combined Financial Statements, page 52

4. We refer to footnote (e). We note your revised disclosure in response to our prior comment 5. However, without disclosure of the fair value uplift in the Foxtel subscriber relationships, we are unable to determine how the incremental amortization adjustment reflected in adjustment (e) was calculated or determined. Please revise to disclose the amount of the fair value uplift associated with the Foxtel subscriber relationships that was recognized in connection with the acquisition and explain in further detail in footnote (e) how the amount of incremental amortization was calculated or determined.

5. We refer to your response to our prior comment 6. In this regard, it is unclear from your response how the sale of preferred stock to an unrelated third party is part of an "internal" reorganization and therefore, how such sale is directly attributable to the spin-off transaction. Please tell us in further detail why you believe this transaction is directly attributable to the spin-off transaction. Furthermore, it appears that common and preferred stock of your company will be given to the parent in exchange for certain contributed assets based on the disclosure in the first paragraph on page 36. Therefore, your disclosures should clarify whether you or the parent will conduct the sale of the preferred stock in connection with the distribution and which entity will receive the proceeds from the sale of the preferred stock.

6. We note your response to prior comment 8. However, we are still unclear as to how the $400 million deferred tax asset recorded in adjustment (p) was calculated or determined. Please revise to fully disclose all relevant assumptions used in the computation of the $400 million, including the amount of assets contributed to New Newscorp, the historical tax basis of such assets and the resulting excess fair value that resulted in the $400 million deferred tax asset. Please present the revised adjustment in a level of detail that would enable a reader to recalculate the amounts of the pro forma adjustment. We may have further comment upon receipt of your response.

Executive Compensation, page 116

7. We note your response to our prior comment 9 and reissue in part. To the extent applicable and known, please revise this section to provide the information required by Item 402(j) of Regulation S-K for each named executive officer.

Other

8. Please update the financial statements and related disclosures included in your Form 10 registration statement as necessary to comply with the guidance outlined in Rule 3-12 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        Amy Freed, Esq.